UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Ultratech Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

904034105
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
George J. Mazin
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

July 26, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

(Page 1 of 19 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904034105	SCHEDULE 13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,339,830 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,339,830 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,830 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.01%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,625 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,625 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,625 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
3.74%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,634 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,634 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,634 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.68%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 904034105	SCHEDULE 13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,008 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,008 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,008 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.19%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,200 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,200 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,200 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.17%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,643,986 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,643,986 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,643,986 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
9.89%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 904034105	SCHEDULE 13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,643,986 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,643,986 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,643,986 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
9.89%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,643,986 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,643,986 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,643,986 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
9.89%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 904034105	SCHEDULE 13D	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,643,986 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,643,986 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,643,986 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
9.89%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 904034105	SCHEDULE 13D	Page 11 of 19 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Scheduled 13D (this "Amendment No. 1") relates to the common stock, par value $0.01 per share (“Common Shares”), of Ultratech, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3050 Zanker Road, San Jose, California 95134.

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 1 is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company (“ROF”); (iii) Black Diamond Relative Value Cayman, L.P., a Cayman Islands exempted limited partnership ("RVC"); (iv) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("OFF"); (v) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company ("SRI" and together with DOF, ROF, RVC, OFF and SRI, the “Funds”); (vi) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (vii) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (viii) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (ix) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons used approximately $19,830,293 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing  the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. Consistent with their investment intent, the Reporting Persons engaged in conversations with the Company’s CEO regarding, among other things, changes to the Company’s Board of Directors (the “Board”). The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 904034105	SCHEDULE 13D	Page 12 of 19 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 2,643,986 Common Shares. Based upon a total of 26,709,639 Common Shares outstanding as of March 31, 2016, as reported in the Issuer’s Amendment No. 1 to Annual Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on April 22, 2016, the Reporting Persons’ shares represent approximately 9.89% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,339,830 Common Shares reported herein as owned by DOF, (ii) the 1,000,625 Common Shares reported herein as owned by ROF, (iii) the 182,634 Common Shares reported herein as owned by RVC, (iv) the 52,008 Common Shares reported herein as owned by OFF, (v) the 44,200 Common Shares reported herein as owned by SRI and an additional 24,689 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated July 27, 2016.

CUSIP No. 904034105	SCHEDULE 13D	Page 13 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 27, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 904034105	SCHEDULE 13D	Page 14 of 19 Pages

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 904034105	SCHEDULE 13D	Page 15 of 19 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 904034105	SCHEDULE 13D	Page 16 of 19 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	2,661	25.3283	67,290.70	7/25/2016
Sell	18,717	25.3283	473,310.79	7/25/2016
Sell	1,191	25.3283	30,117.70	7/25/2016
Sell	6,255	25.3283	158,174.86	7/25/2016
Sell	535	25.3283	13,528.94	7/25/2016
Sell	7,749	25.3283	195,954.76	7/25/2016
Sell	8,376	25.3283	211,810.17	7/25/2016
Sell	207,894	24.4349	5,071,442.59	7/26/2016
Sell	62,552	24.4349	1,525,916.47	7/26/2016
Sell	148,560	24.4349	3,624,027.21	7/26/2016

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	118	25.3283	2,983.95	7/25/2016
Sell	858	25.3283	21,696.89	7/25/2016
Sell	2	25.3283	50.58	7/25/2016
Sell	307	25.3283	7,763.34	7/25/2016
Sell	729	25.3283	18,434.77	7/25/2016
Sell	9,017	24.4349	219,964.01	7/26/2016
Sell	2,828	24.4349	68,987.27	7/26/2016
Sell	6,717	24.4349	163,856.96	7/26/2016

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	1,822	25.3283	46,074.29	7/25/2016
Sell	11,351	25.3283	287,041.22	7/25/2016
Sell	33	25.3283	834.49	7/25/2016
Sell	3,815	25.3283	96,472.76	7/25/2016
Sell	9,060	25.3283	229,107.00	7/25/2016
Sell	121,663	24.4349	2,967,891.91	7/26/2016
Sell	35,145	24.4349	857,340.04	7/26/2016
Sell	83,471	24.4349	2,036,222.23	7/26/2016

CUSIP No. 904034105	SCHEDULE 13D	Page 17 of 19 Pages

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Sell	57	25.3283	1,441.40	7/25/2016
Sell	2,361	25.3283	59,704.37	7/25/2016
Sell	697	25.3283	17,625.56	7/25/2016
Sell	1,657	25.3283	41,901.79	7/25/2016
Sell	22,291	24.4349	543,774.85	7/26/2016
Sell	6,426	24.4349	156,758.20	7/26/2016
Sell	15,260	24.4349	372,258.04	7/26/2016

Worldwide Transactions Limited

Type	Qty	Price	Net Amount	Trade Date
Sell	339	25.3283	8,572.54	7/25/2016
Sell	145	25.3283	3,666.72	7/25/2016
Sell	1	25.3283	25.29	7/25/2016
Sell	141	25.3283	3,565.57	7/25/2016
Sell	335	25.3283	8,471.39	7/25/2016
Sell	4,479	24.4349	109,262.37	7/26/2016
Sell	1,299	24.4349	31,688.28	7/26/2016
Sell	3,086	24.4349	75,281.02	7/26/2016

CUSIP No. 904034105	SCHEDULE 13D	Page 18 of 19 Pages

Exhibit 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 27, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 904034105	SCHEDULE 13D	Page 19 of 19 Pages

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President